Exhibit 21.1

Innovest Subsidiaries

Name	State of Jurisdiction of Entity
Innovest Energy Group, LLC	Ohio
H.P. Technologies, Inc.	Ohio
Midwest Curtainwalls, Inc.	Ohio
Chagrin Safety Supply, LLC	Ohio
Contact Source Solutions, LLC	Ohio
Authority National Supply, LLC	Ohio